Multi-Fineline
Electronix, Inc.
Multi-Fineline
Electronix, Inc.
NASDAQ:  MFLX
NASDAQ:  MFLX
Filed by Multi-Fineline Electronix, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: MFS Technology Ltd.
Commission File No. 000-50812

This includes forward-looking statements that involve risks and uncertainties.  These forward-looking statements include, but are not limited to, statements and predictions regarding net sales, net income, gross margins, the growth of, and trends in, the electronics (including camera phone) markets, and statements regarding our competitors, our competitive strengths, plans regarding our camera strategy and our capacity expansion opportunities, the company’s objectives and strategies, product trends, growth and expansion of the company’s business and facilities, and the installation of equipment at those facilities.  Additional forward-looking statements include, but are not limited to, statements pertaining to other financial items, plans, strategies or objectives of management for future operations, financial condition or prospects, and any other statement that is not historical fact, including any statement which is preceded by the words “will,” “plan,” “expect,” “estimate,” “aim,” or similar words.  Actual events or results may differ materially from the company’s expectations.  Important factors that could cause actual results to differ materially from those stated or implied by the company’s forward-looking statements include the impact of changes in demand for the company’s products, the company’s success with new and current customers and the success of such customer’s products, the outcome of the offer to acquire the outstanding shares of MFS, if made, the company’s ability to finance such offer, the filing or outcome of any litigation by or against the company, the company’s ability to diversify its customer base, the company’s effectiveness in managing manufacturing processes and costs and expansion of its operations, the degree to which the company is able to utilize available manufacturing capacity, the impact of competition and of technological advances, and other risks detailed from time to time in the company’s SEC reports, including its recent Quarterly and Annual Reports on Forms 10-Q and 10-K. These forward-looking statements represent the company’s judgment as of the date of this presentation.  The company disclaims any intent or obligation to update these forward-looking statements.
Forward-Looking Language Statement

M-Flex Overview
Leading global provider of
high-quality, technologically advanced
flexible printed circuits
added-value of turnkey component
assembly
Focus on applications and products
where flexible printed circuits facilitate
human interaction with electronic
devices
where size, shape or weight is
paramount
Supply to the OEMs that market portable
electronics
Be a global provider of electronics
packaging technology
Keypad Flex Assembly
Cameras on Flex
Multiple Function Flex
Market Focus
Portable Devices

Integrated
Solution
Japan
China
USA
Taiwan
Netherlands
Singapore
Malaysia
End-to-End Solution
M-Flex is organized operationally
to be global but also
Quick-to-Market
Early Supplier
Involvement
Application
Engineering
Flex Fabrication
Component Assembly
Global
Manufacturing
Customer Service
Marketing

Integrated
Solution
End-to-End Solution
105,000 sq. ft. in Anaheim
Since 1995
50,000 sq. ft. in Anaheim
Since 1984
Flex & Assembly
244,000 sq. ft. in China
Since 1994
Anticipate and secure the capacity
and technology at just the right time
M-Flex is organized operationally
to be global but also
Quick-to-Market
Global
Design
Teams
Pre-Production
US / China
Flex Fabrication
Component Assembly
Engineer-to-Engineer
Communications
Customer Service
Corporate headquarters and Research & Development facilities

Customer
Service
Focus on
Customer
Diversification
Integrated
Solution
End-to-End Solution
M-Flex Suzhou
Flex & Assembly
300,000 sq. ft.
June 2004
M-Flex is organized operationally
to be global but also
Quick-to-Market
MFC2 Expansion
Construction complete
with production
currently underway
250,000 sq. ft.
October 2006
Anticipate and secure the capacity
and technology at just the right time
Flex Fabrication
Component Assembly
Expanding High-
Volume, Low-Cost
Manufacturing
Just-in-time
Manufacturing
Capacity

Integrated
Solution
End-to-End Solution
Flex & Assembly
244,000 sq. ft. in China
Since 1994
M-Flex Suzhou
Flex & Assembly
550,000 sq. ft.
October 2006
M-Flex is organized operationally
to be global but also
Quick-to-Market
Customer
Service
Proprietary
Tooling
High-Volume
Low-Cost
Manufacturing
Anticipate and secure the capacity
and technology at just the right time
Flex Fabrication
Component Assembly
State-of-the-Art
Equipment

Integrated
Solution
End-to-End Solution for our Camera Program
A camera is much more than
a semiconductor and software
M-Flex with Aurora is organized to be a
vertically integrated camera module company
with a focus on innovative technology
MFC2 Expansion
Construction complete
with production
currently underway
550,000 sq. ft.
October 2006
Aurora Optical
Camera design and
lens production
47,000 sq. ft. in Tucson
June 2005
Lens Design and
Manufacturing
Optical Assembly
Engineering
Centric
One-Stop Shopping
IP in Optics
Customer
Service
Expanding High-
Volume, Low-Cost
Manufacturing

$9.6
$10.8
$12.0
$13.0
$14.2
$0.0
$2.0
$4.0
$6.0
$8.0
$10.0
$12.0
$14.0
$16.0
2006 2007 2008 2009 2010
Global Flex Projection (Excluding Component Assemblies) by Revenue
Source:  DKN Research – March 2006
Large and Growing Market Opportunity
CAGR = 10%

855
964
1,100
1,218
1,309
0
200
400
600
800
1,000
1,200
1,400
2006 2007 2008 2009 2010
Large and Growing Market Opportunity
Projected Global Market for Cellular Phones
Source:  DKN Research – March 2006
CAGR = 11.2%

US$ in billions
China
Europe
Japan
N America
Rest of Asia
S Korea
Singapore
Taiwan
Thailand

$1.17
$0.31
$1.90
$0.69
$0.36
$1.07
$0.31
$0.91
$0.52
$0.00
$0.20
$0.40
$0.60
$0.80
$1.00
$1.20
$1.40
$1.60
$1.80
$2.00
2005 Pure Flex + Rigid Flex Production by Region
Source:  IPC Executive Market & Technology Forum
World PCB Production and Laminate Market Report for 2005

Product Trends Driving Growth Opportunity
Nearly 95%of
M-Flex Products
are Assemblies
Increased assembly
is the trend
Flex best for human
interface
Flex miniaturizes while
PCBs don’t
Product size decreasing
Functionality and complexity increasing
Engineering focus is differentiator
M-Flex listens and quickly responds

Dynamics of Changing Marketplace
Competitors recognize one-stop, integrated
solution as compelling business
model/attractive market opportunity
Innovating with technology solutions tailored
to customers’ needs remains M-Flex’s
strategic priority
Responding quickly to fluctuations in the market
is increasingly important

Dynamics of Changing Marketplace
Building customer base among a variety of
portable device manufacturers is strategy to
sustain and strength the M-Flex market
leadership going forward
Sony Ericsson represented 13 percent of
revenues in the 1Q of FY 2007
A third major customer is expected to represent
10 percent of quarterly revenue during the 4Q of
FY 2007
M-Flex continues to be a significant flex/flex
assembly supplier to its largest handset
customer

Flex Only
Choice of Product Profile
Simple
High
Volume
Low Volume
Complex
Added
Value
Continue on our current path of growth
Restructure corporate and production
functions in Anaheim to focus on:
Research and Development
High-performing service
Small-volume prototype production
R&D
Pursue business opportunities
based upon market driven need
and expand manufacturing
capacity ‘just in time’ to meet
demand

Our Unique Position as a Technology Integrator
Application Engineering · Global Design Teams
Integration of Flex with Turnkey Component Assembly
Proprietary Tooling and Fabrication
One-Stop Shopping · 1 Price Mark Up
Quicker-to-Market
Solution to Customers          Challenge to Competitors

Market trend is toward flex with
components versus bare flex
EMS competitors have increasing
interest in expanding flex
capability
M-Flex sells flex assemblies to
the EMS competitors
Overview of Current Competitors
M-Flex’s advantage -- integrated flex and assembly
capabilities
Nearly 95 percent of M-Flex shipments are flex
assemblies not bare flex
Market trend is toward more components/flex
Hon Hai
Flextronics
Mektec
BYD
Ichia
Global
Sumitomo Bakelight
MFS

Power Supplies
New M-Flex Technology
90 Watt Charger
Embedded Magnetics
Embedded Faraday Shield
Cooler Operation
Reduced Area and Height
Example of Product Focus for Future Advances
Current Technology
70 Watt Charger
Transformer
Inductor
Embedded
Magnetics

One of the Markets for our Embedded Magnetics Products
Source: The Worldwide Market for Power Supplies – 2006 Edition.  Provided by Ash Sharma, Senior Analyst, IMS Research.
$0.0
$2.0
$4.0
$6.0
$8.0
$10.0
$12.0
$14.0
$16.0
$18.0
$20.0
2006 2007 2008 2009 2010 2011
DC/DC
AC/DC
The Worldwide Merchant Market for Power Supplies by Product Type

20 M-Flex Cameras on Flex Example of Product Focus for Future Advances Less than 6mm industry standard 8.5 mm Flexible printed circuit Lensing System

21 455 600 727 845 964 0 100 200 300 400 500 600 700 800 900 1,000 2006 2007 2008 2009 2010 Camera Phone Forecast Global Projection of Camera Phones Source: DKN Research – March 2006 CAGR = 21%

M-Flex Camera Module Strategy
Aurora Optical (previously Applied Image Group) became a
subsidiary of M-Flex in June 2005
AO has designed and made lenses for over ten years
M-Flex has electronics assembly experience spanning more than ten years, including two years of experience with assembling third party cameras onto flexible printed circuits
AO integrated with M-Flex is a vertically, technology-oriented camera module company
In-house custom optical design
Direct mount to our flexible printed circuit designs
Socket designs used on ceramic, PCB substrates or flex substrates
Unique shielding techniques
In-house plastic lens manufacturing capabilities
Expertise in designing and manufacturing diffractive optical elements

M-Flex Camera Module Strategy
During 2006, additional manufacturing processes/technology
added to enable high-volume production of camera modules
Current focus is on demonstrating production capabilities to potential customers in high-growth markets
Class 100 clean room in China for
front-end assembly; Class 10K
clean room in China for back-end
assembly

M-Flex Camera Module Capability
Competitive Advantages
Knowledge of Technology
Engineering centric, customer driven
IP in several optics-related areas
AO team has CMOS sensor and camera module
experience
One-stop shopping allows for lowest possible cost
M-Flex’s track record will enable AO to achieve:
Proficiency in high-volume manufacturing
On-time deliveries
Camera on flex

Proprietary Lens Layout Facilitates Thinner Cameras
AO designs camera modules based
on knowledge of the way light flows
through optics …
… since a camera is much
more than light impinging on
a sensor chip with software
M-Flex’s design is
significantly less than
industry standard
Industry
standard size

Aurora Optical’s Cameras • Proprietary self-centering lensing system • 3 Plastic Lens Elements • Improve cleanliness • More precise focusing Thinner Thinnest

27 Source: Prismark Partners 100% 75% 50% 25% 0% 2004 2005 2006 2007 2008 2009 VGA 1MP 2MP Camera Phone Trends CAMERA PHONE PIXEL SIZE

CAGR
Q2-04 to Q1-03
compared to Sequential Year over Year
Company Ticker Product Q2-06 to Q1-07 Q4-06 to Q1-07 Q1-06 to Q1-07
1 MERIX MERX PCB 45.7% -2.1% 68.1%
2 TTM TTMI PCB 42.7% 90.4% 128.5%
3 MFLEX MFLX Flex 41.8% 12.3% -11.3%
4 NAMTAI NTE EMS 38.6% 5.1%
-7.1%
5 BENCHMARK BHE EMS 15.6%
-4.2%
17.9%
6 PLEXUS PLXS EMS 14.2% -4.1% 16.0%
7 MFS 5BM.SI Flex 12.0% 20.7%
-4.3%
8 FLEXTRONICS FLEX EMS 6.7% 15.2% 29.3%
9 INNOVEX INVX Flex 3.1%
-19.2% -48.5%
10 SANMINA SANM EMS 1.7% 2.3%
-2.9%
11 CELESTICA CLS EMS 1.6% -5.5% 9.0%
12 SOLECTRON SLR EMS
-1.5%
3.3% 22.1%
13 ICHIA 2402.TW Flex NA NA NA
14 HONHAI 2317.TW EMS NA NA NA
15 JABIL JBL EMS NA NA NA
Revenue Growth *
Benchmark Growth of Peer Group
*Computed from public company filings of respective companies; based on FY quarters of M-Flex and comparable quarters for peers
**
** Q1-03 to Q1-07
HAVE  NOT  YET  FILED  RESULTS

Benchmark Gross Margin of Peer Group
*Computed from public company filings of respective companies; based on FY quarters of M-Flex and comparable quarters for peers
HAVE  NOT  YET  FILED  RESULTS
**
** Q1-03 to Q1-07
Average
Company Ticker Product Q2-02 to Q1-07 Q1-07
1 TTM TTMI PCB 21.6% 18.9%
2 MFLEX MFLX Flex 19.1% 12.1%
3 MFS 5BM.SI Flex 15.7% 16.5%
4 NAMTAI NTE EMS 13.8% 9.6%
5 INNOVEX INVX Flex 10.1% 2.0%
6 PLEXUS PLXS EMS 8.8% 10.4%
7 MERIX MERX PCB 8.8% 17.7%
8 BENCHMARK BHE EMS 7.5% 6.7%
9 SOLECTRON SLR EMS 7.0% 5.0%
10 CELESTICA CLS EMS 5.2% 3.9%
11 SANMINA SANM EMS 5.1% 6.1%
12 FLEXTRONICS FLEX EMS 4.4% 5.3%
13 ICHIA 2402.TW Flex NA NA NA
14 HONHAI 2317.TW EMS
15 JABIL JBL EMS NA NA NA
Gross Margin *

Benchmark Profit Before Tax of Peer Group
*Computed from public company filings of respective companies; based on FY quarters of M-Flex and comparable quarters for peers
HAVE  NOT  YET  FILED  RESULTS
**
** Q1-03 to Q1-07
Average
Company Ticker Product Q2-02 to Q1-07 Q1-07
1 MFS 5BM.SI Flex 10.9% 11.0%
2 MFLEX MFLX Flex 10.3% 4.2%
3 NAMTAI NTE EMS 9.7%
-0.4%
4 TTM TTMI PCB 8.6% 6.2%
5 BENCHMARK BHE EMS 4.3% 4.5%
6 FLEXTRONICS FLEX EMS
-0.1%
2.4%
7 PLEXUS PLXS EMS -0.5% 5.2%
8 SANMINA SANM EMS
-1.6%
1.3%
9 CELESTICA CLS EMS -3.8% -2.6%
10 MERIX MERX PCB
-8.1%
3.5%
11 INNOVEX INVX Flex
-9.9% -24.3%
12 SOLECTRON SLR EMS -11.6% 0.2%
13 ICHIA 2402.TW Flex NA NA NA
14 HONHAI 2317.TW EMS
15 JABIL JBL EMS NA NA NA
Profit Before Tax *

$26.8
$24.1
$26.6
$33.0
$36.9
$27.1
$29.5
$35.9
$53.5
$56.5
$71.5 $71.6
$84.4
$77.4
$84.4
$130.3
$110.3
$123.9
$110.9
$139.7
$123.8
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1
FY2003
FY2005 FY2004 FY2006
M-Flex Quarterly Sales Trend
FY2002
FY2007
(US$ in millions)

32 $253.0 $357.1 $504.2 $139.7 $123.9 2004 2005 2006 - - - - - 2006 2007 M-Flex Revenue Growth Q1 Fiscal Years Ended September 30 (US$ in millions)

33 M-Flex Net Income $25.7 $37.2 $40.4 $17.3 $3.7 2004 2005 2006 - - - - - 2006 2007 Q1 Fiscal Years Ended September 30 (US$ in millions)

Q1
Fiscal Years Ended September 30
M-Flex Earnings Per Share (Diluted)
Our year-end earnings per share in FY2004 were impacted by the weighted average effect of 5,000,000 IPO shares.
(In US$)
$1.27
$1.51
$1.59
$0.69
$0.14
2004 2005 2006 - - - - - 2006 2007

Actual as of
December 31, 2006
Cash and Cash Equivalents,
and Short Term Investments
Working Capital
Total Assets
Total Debt
Stockholders’ Equity
$44,462
$127,786
$340,269
$4,000
$244,191
M-Flex Balance Sheet Summary
(US$ in thousands)

3140 E. Coronado Street
Anaheim, California 92806
Phone:  714-238-1488
Email:  investor_relations@mflex.com
Web:  http://www.mflex.com
NASDAQ: mflx
3140 E. Coronado Street
Anaheim, California 92806
Phone:  714-238-1488
Email:  investor_relations@mflex.com
Web:  http://www.mflex.com
NASDAQ: mflx